Exhibit 99.1

CollPlant CEO Yehiel Tal elected to the Board of Directors of the International Society for Biofabrication (ISBF)

REHOVOT, Israel, September 9, 2021/PRNewswire/ -- CollPlant (NASDAQ: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products for tissue regeneration and organ manufacturing, today announced that Mr. Yehiel Tal, Chief Executive Officer of CollPlant, has been elected to the Board of Directors of the International Society for Biofabrication (ISBF) for a three-year term starting January 1st 2022.

Mr. Tal was appointed to the Board of Directors of ISBF in recognition of his deep involvement, experience and understanding of the 3D bioprinting industry. The ISBF is a scientific and professional Society, which promotes advances in Biofabrication research, development, education, training, and medical and clinical applications. The ISBF’s core purpose is to foster scientific and technological innovation and excellence for the benefit of humanity.

“I am honored to be elected to the Board of Directors of the ISBF, and to work with others who are shaping and advancing the field of biofabrication which holds great promise in development of in vitro 3D models, tissue engineering and regenerative therapies” stated Mr. Tal.

“We are pleased to welcome Mr. Tal to ISBF’s Board of Directors,” stated Prof. James J. Yoo, ISBF President, “Mr. Tal is a highly accomplished innovator in the field of 3D bioprinting and will bring a level of knowledge and passion that will greatly benefit our organization’s mission to foster scientific and technological advancement in the field of biofabrication that benefits humanity.”

About the International Society for Biofabrication

The International Society for Biofabrication (ISBF) is a scientific and professional Society, which promotes advances in Biofabrication research, development, education, training, and medical and clinical applications. ISBF represents the international Biofabrication community and operate as a non-profit organization. ISBF’s core purpose is to foster scientific and technological innovation and excellence for the benefit of humanity. ISBF promote the interaction between the different disciplines of the field of Biofabrication, as well as between basic research and applied practice; and cooperate with other scientific organizations and communities.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its recombinant human collagen produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

CollPlant recently entered a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market. Later in 2021, CollPlant entered a strategic co-development agreement with 3D Systems for a 3D bioprinted regenerative soft tissue matrix for use in breast reconstruction procedures in combination with an implant.

For more information, visit http://www.collplant.com.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the impact of the COVID-19 pandemic; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem

Deputy CEO & Chief Financial Officer

Tel: + 972-73-2325600/631

Email: Eran@collplant.com